Room 4561

February 6, 2008

Mr. Jay C. Peterson
Chief Financial Officer
Forgent Networks, Inc.
108 Wild Basin Road
Austin, TX 78746

Re: Forgent Networks, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2007
Filed October 29, 2007
Form 10-Q for the Fiscal Quarter Ended April 30, 2007
Filed June 14, 2007
File No. 000-20008

Dear Mr. Peterson:

We have reviewed your response to our letter dated October 25, 2007 in connection with the above referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted where prior comments are referred to they refer to our letter dated October 25, 2007.

<u>Form 10-K for the Fiscal Year Ended July 31, 2007</u>

<u>Note 3 – Litigation Settlements, page F-12</u>

1. We note your response to prior comment number 1 and we continue to believe that the presence of any litigation associated with a settlement agreement adds a separate measurable and recognizable element related to that litigation. As previously noted, unless you are able to develop a reasonable basis to allocate the proceeds to each element, recording any part of such settlements as revenue would not be appropriate. Please restate your financial statements accordingly or tell us why you believe restatement is not necessary.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Christine Davis, Senior Staff Accountant, at (202) 551-3408 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief